FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Commission File Number 0-15276

For the month of: May, 2004


                      CLEARLY CANADIAN BEVERAGE CORPORATION
                 (Translation of registrant's name into English)

                              2489 Bellevue Avenue,
                West Vancouver, British Columbia, Canada V7V 1E1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F   [X]                Form 40-F   [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes  [ ]                   No   [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes  [ ]                   No   [X]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [ ]                   No   [X]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 17th day of May, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)


By:   (Signed) "Bruce E. Morley"
      ----------------------------------------
      Bruce E. Morley, Chief Legal Officer

ATTACHMENTS



1. Clearly Canadian Beverage Corporation 1st Quarter Report for the 3 Months Ended March 31, 2004

2. Form 52-109F2 Certification of Interim Filings signed by Chief Executive Officer

3. Form 52-109F2 Certification of Interim Filings signed by Chief Financial Officer

4.  Confirmation of Mailing dated May 17, 2004

                                CLEARLY CANADIAN
                              BEVERAGE CORPORATION
            1ST QUARTER REPORT FOR THE 3 MONTHS ENDED MARCH 31, 2004

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT




MANAGEMENT DISCUSSION AND ANALYSIS

Clearly Canadian's ongoing focus is to increase sales, market share and profitability. The Company plans to do so through improving the performance of its existing distributors, establishing stronger distribution relationships in additional regions in the United States and pursuing new business and product development opportunities.

As part of this business strategy, in March 2004 Clearly Canadian announced the appointment of Columbia Distributing Company and Walton Beverages as its distributors in Oregon and Washington State. Additionally, in May 2004, the Company announced that it had entered into new distribution arrangements with Canada Dry Bottling Company of New York, a subsidiary of Honickman Affiliates, one of the nation's largest private bottlers. As a result, Clearly Canadian sparkling flavoured water will be distributed by Canada Dry Bottling throughout the five boroughs of New York City, including the Bronx, Brooklyn, Manhattan, Queens and Staten Island.

The New Age Beverage category is an increasingly competitive marketplace. To grow our business, we needed to respond. Clearly Canadian has recognized the heightened demand for healthier food and beverage choices that provide a lower carbohydrate and calorie choice and still deliver on taste. Remaining at the forefront of New Age beverage development, the Company has reformulated its core brand, Clearly Canadian(R) sparkling flavoured water, featuring half the carbohydrates and only 45 calories per 8 oz serving. The national roll-out of reformulated Clearly Canadian began in May 2004 in New York with the Company's newest distributor, Canada Dry Bottling Company of New York. The Company has received an overwhelming positive endorsement from its distributors to the reformulation.

Overall, Clearly Canadian believes that the combination of stronger distributors, new formulation Clearly Canadian and additional anticipated funding will be instrumental towards delivering operating profitability in the second half of 2004 and beyond.


OVERALL PERFORMANCE FOR THE FIRST QUARTER ENDED MARCH 31, 2004

The following discussion addresses the operating results and financial condition of Clearly Canadian for the three months ended March 31, 2004. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company's unaudited financial statement for the three months ended March 31, 2004 and the Company's audited financial statements for the year ended December 31, 2003, and the related notes thereto, as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.


OPERATING RESULTS

As previously announced (February 27, 2002), the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the "continuing operations" for the three months ended March 31, 2004.


RESULTS OF CONTINUING OPERATIONS FOR THE FIRST QUARTER OF 2004

Net loss for the three months ended March 31, 2004 was $497,000 (or $0.07 per share) on sales of $2,934,000 compared to net loss of $628,000 (or $0.09 per share) on sales of $3,125,000 for the same period in 2003. This represents a decline in sales of $191,000 over the same period in 2003, which management believes is due in part to the Company's inability to fully supply product demand during the first three weeks in January 2004, due to inventory constraints attributable to the Company's working capital condition. As such, the Company was out of stock on some flavours of Clearly Canadian sparkling water and its Clearly Canadian O+2(R) oxygen-enhanced water beverage. Management believes that

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



these stock shortages resulted in estimated lost sales of approximately $400,000 to $500,000 in the first quarter of 2004.

FThe Company continues to view the shift to stronger distribution systems in the United States and Canada as integral to its strategy for 2004. Even though overall sales in the first quarter of 2004 were less than sales in the first quarter of 2003, trends in a number of the new distribution relationships continue to be positive. For example, sales for Seven-Up/RC of Southern California were up 56.7% and for All-American Bottling sales were up 21.1%. Also, sales in Canada during the first quarter grew 32.4% over the corresponding period of 2003.

Gross profit for the three months ended March 31, 2004 was $873,000 (29.7%) compared to $874,000 (28.0%) for the three months ended March 31, 2003. The increase in gross margin percentage is due to product mix changes and supply efficiency improvements.

Selling, general and administrative expenses were $1,332,000 for the three months ended March 31, 2004 compared to $1,471,000 for the same period in 2003, representing a reduction of 9.4%. The Company closely controlled or reduced its spending in all areas of selling, general and administrative expense.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended March 31, 2004.



Amounts in Accordance with Canadian        2004       2003       2003       2003       2003       2002       2002       2002
 GAAP (unaudited)                        31-Mar     31-Dec     30-Sep    30-June     31-Mar     31-Dec     30-Sep    30-June
  ($ in thousands, except per share
 data)
-------------------------------------------------------------------------------------------------------------------------------
Sales                                      2,934      2,382      3,849      3,914      3,125      2,749      5,789     6,265
Cost of sales                              2,061      2,050      2,931      2,728      2,251      2,465      4,167     4,373
                                      -----------------------------------------------------------------------------------------
Gross profit                                 873        332        918      1,186        874        284      1,622     1,892
Selling, general and administrative
   expenses                                1,332       8801      1,576      1,761      1,471      1,873     2,206      2,268
Amortization of property, plant and
   equipment                                  31         65         71         80         78        102        103       105
                                      -----------------------------------------------------------------------------------------
Loss before other                          (490)      (613)      (729)      (655)      (675)    (1,691)      (687)     (481)
Other, interest, gains, losses and
   writedowns                                (7)    (1,133)       (52)       (39)         20    (1,103)         67        22
                                      -----------------------------------------------------------------------------------------
Loss from continuing operations            (497)    (1,746)      (781)      (694)      (655)    (2,794)      (620)     (459)
Earnings from discontinued operations          -        119          -         17         27         26        100       100
-------------------------------------------------------------------------------------------------------------------------------
Net loss                                   (497)    (1,627)      (781)      (677)      (628)    (2,768)      (520)     (359)
-------------------------------------------------------------------------------------------------------------------------------
Net loss per share from continuing
   operations                             (0.07)     (0.26)     (0.12)     (0.10)     (0.09)     (0.42)     (0.09)     (0.07)
Net earnings per share from
   discontinued operations                     -       0.02          -          -          -          -       0.01       0.02
-------------------------------------------------------------------------------------------------------------------------------
Net loss per share                        (0.07)     (0.24)     (0.12)     (0.10)     (0.09)     (0.42)     (0.08)     (0.05)
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding    6,991,506  6,795,682  6,795,682  6,795,682  6,708,182  6,670,682  6,670,682  6,668,264

1 Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.


LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2004, the Company had a working capital deficit of $2,428,000 compared to a working capital deficit of $2,660,000 as at December 31, 2003. As at March 31, 2004, the Company had bank indebtedness of $677,000 compared to bank indebtedness of $478,000 as at December 31, 2003.

Net cash used for operating activities for the first three months of 2004 was $854,000, consisting primarily of operating loss for the three months less changes in non-cash working capital balances of $423,000.

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



Financing activities provided net cash of $841,000, consisting primarily of an increase in bank indebtedness of $199,000 and proceeds from short term debt financing of $643,000, less the payment of long term debt of $1,000. Investing activities provided net cash of $50,000, consisting of proceeds on sale of the Company's interest in a limited partnership to a company controlled by a director of the Company in the amount of $85,000 and the use of $35,000 to acquire capital assets used in the production of labels.

The Company's total contractual obligations at March 31, 2004 were $7,122,000, and are comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company's contractual obligations as at March 31, 2004:

                                                     Payments Due by Period (12 months ending) March 31
Contractual Obligations
($ in thousands, except per share         Total       2005       2006       2007       2008       2009      2010 and
 data)                                                                                                    thereafter
-----------------------------------------------------------------------------------------------------------------------
Operating line of credit                     677        677          -          -          -          -             -
Letters of credit                             81         81          -          -          -          -             -
Short term loans                             843        843          -          -          -          -             -
Long term debt                             1,911        133      1,335        443          -          -             -
Operating leases (office equipment
   and premises)                           1,010        198        196        158         49         49           360
Consulting contracts                       2,600        520        520        520        520        520             -
-----------------------------------------------------------------------------------------------------------------------
Total Contractual obligations              7,122      2,452      2,051      1,121        569        569           360
-----------------------------------------------------------------------------------------------------------------------


RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the three months ended March 31, 2004, the Company paid $48,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company.

As at March 31, 2004 included in short term debt is CA$500,000 owing to certain directors of the Company. This amount is comprised of CA$130,000 cash and a reclassified refundable deposit of CA$264,000 (US$200,000) and personal lettersF of credit in the amount of CA$106,000.


CHANGES IN ACCOUNTING POLICIES

STOCK-BASED COMPENSATION
Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of F$523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



If the Company had applied the fair value method of accounting for employee stock options in the years 2003 and 2002, the Company would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and the Company's net loss and loss per share would have been as indicated in the pro forma amounts below:

Amounts in Accordance with Canadian        2004       2003       2003       2003       2003       2002       2002       2002
 GAAP (unaudited)                        31-Mar     31-Dec     30-Sep    30-June     31-Mar     31-Dec     30-Sep    30-June
 ($ in thousands, except per share
 data)
-------------------------------------------------------------------------------------------------------------------------------
Net loss before stock-based                (497)    (1,627)      (781)      (677)      (628)    (2,768)      (520)     (359)
   compensation
Stock-based compensation                       -          -        (6)      (111)      (104)          -       (23)     (279)
-------------------------------------------------------------------------------------------------------------------------------
Pro forma loss for the year                (497)    (1,627)      (787)      (788)      (732)    (2,768)      (543)     (638)
-------------------------------------------------------------------------------------------------------------------------------
Net loss per share from continuing
   operations                             (0.07)     (0.26)     (0.12)     (0.12)     (0.11)     (0.42)     (0.09)     (0.12)
Net earnings per share from
   discontinued operations                     -       0.02          -          -          -          -       0.01       0.02
-------------------------------------------------------------------------------------------------------------------------------
Net loss per share                        (0.07)     (0.24)     (0.12)     (0.12)     (0.11)     (0.42)     (0.08)     (0.10)
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding    6,991,506  6,795,682  6,795,682  6,795,682  6,708,182  6,670,682  6,670,682  6,668,264


CRITICAL ACCOUNTING ESTIMATES

GOING CONCERN
The  accompanying   financial  statements  have  been  prepared  using  Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $497,000 for the three months ended March 31, 2004, net current liabilities of $2,428,000 and an accumulated deficit of $57,300,000 at March 31, 2004. Operations for the three months ended March 31, 2004 have been funded primarily from the proceeds of the initial debt financing of $643,000, the sale of investments in the amount of $85,000, and increase in the Company's line of credit in the amount of $199,000 and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include listing for sale its office building located in Burlington, Washington and its land and water rights in Formosa, Ontario. Subsequent to March 31, 2004, the Company raised another CA$600,000 of debt financing. Additionally, the Company intends to proceed with a public equity financing of up to CA$9 million. Management believes that it will be able to secure the necessary financing; however, there is no assurance that the Company will be successful in achieving these objectives. In addition, management is continuing to pursue distribution relationships in critical North American markets which it believes will improve the availability of its product in the marketplace. The Company's ability to continue operations is contingent on being able to obtain additional financing and to increase sales through effective distribution arrangements. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

DISTRIBUTION RIGHTS
Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its review of the carrying value of distribution rights in April 2004 and determined that the value of the distribution rights in certain territories was impaired. As a result, the Company has recorded a charge of $500,000 in its year ended December 31, 2003 audited financial statements.

FINANCIAL INSTRUMENTS
A) FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

B) CONCENTRATION OF CREDIT RISK
The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2004, one customer represented 25% (December 31, 2003 - 21%; 2002 - 12%) of total accounts receivable.

C) INTEREST RATE RISK
The Company's short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

D) FOREIGN EXCHANGE RATE RISK
The majority of the Company's revenues are earned and production costs incurred in the United States. However, selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

USE OF ESTIMATES
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of distribution rights ($1.5 million) and land and water sources ($1.9 million). Actual results could differ materially from those estimates.

LEGAL PROCEEDINGS
DISPUTE WITH RALPH MOYAL
In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company's Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice of knowledge of any defect or deficiency in title thereto. The trial of these claims is presently scheduled to be heard in April 2005. Based on the indemnity and set off rights that the Company has against the parties that sold it the shares of Blue Mountain, the Company believes that no accrual is required.

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



To December 31, 2003, the Company had incurred approximately CA$900,000 (US$700,000) in legal fees in relation to this matter which the Company expects to be able to apply toward any amounts due upon settlement. The legal fees have been expensed in the periods in which they were incurred.

DISPUTE WITH D. BRUCE HORTON AND CONTINENTAL CONSULTING LTD.
In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton's and Continental's allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

ORDINARY COURSE BUSINESS PROCEEDINGS
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company's future operations or financial position.

FORWARD-LOOKING STATEMENTS
This report contains "forward-looking" statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the Company's business strategies, market conditions, outlook and other matters. Statements in this report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "may", "could", "should", "plans", "estimates", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company's analysis of its product distribution systems, and anticipated changes thereto, and the Company's expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the effects of its anticipated product distribution changes and promotional and marketing activities and the potential benefits of such changes, efforts and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions. The Company undertakes no obligation to update any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect events or circumstances that the Company may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements. All future written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the foregoing.

CORPORATE GOVERNANCE
Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian's corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company's governance policies outlined in the information circular which accompanies the Company's Notice of the Annual General Meeting.

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003
(in thousands of United States dollars, except where indicated)


                                                                              Unaudited
                                                                                March 31     December 31
                                                                                    2004            2003
                                                                                       $               $
---------------------------------------------------------------------------------------------------------
Assets

Current assets

Cash and equivalents                                                                  145             127
Accounts receivable                                                                 1,404             863
Inventories                                                                           669             630
Assets held for sale (note 4)                                                         600               -
Prepaid expenses, deposits and other assets                                           202             152
---------------------------------------------------------------------------------------------------------
                                                                                    3,020           1,772

Long-term investments                                                                  27             112

Assets held for sale (note 4)                                                         382             987

Property, plant and equipment (note 4)                                              2,706           2,726

Distribution Rights                                                                 1,495           1,502

Prepaid contracts (note 9)                                                            225             257
---------------------------------------------------------------------------------------------------------
                                                                                    7,855           7,356
---------------------------------------------------------------------------------------------------------
Liabilities

Current liabilities
Bank indebtedness (note 4)                                                            677             478
Accounts payable and accrued liabilities                                            3,795           3,453
Related party liability                                                                 -             200
Customer deposits                                                                       -             167
Short term debt (note 4)                                                              843               -
Current portion of long-term debt  (note 4)                                           133             134
---------------------------------------------------------------------------------------------------------
                                                                                    5,448           4,432

Long-term debt (note 4)                                                             1,778           1,799
---------------------------------------------------------------------------------------------------------
                                                                                    7,226           6,231
---------------------------------------------------------------------------------------------------------
Shareholders' Equity

Capital stock
Authorized
      200,000,000 common shares without par value
      10,000,000 preferred shares with a par value of CA$1 each

Issued (note 5)
      7,828,682 (2003 - 7,168,682) common shares without par value

Outstanding (note 5)
      7,455,682 (2003 - 6,795,682) common shares without par value                 58,295          58,272

Warrants (note 5)
      1,777,500 (2003 - 1,527,500)                                                    165             190

Options  (note 5)
      1,604,336 (2003 - 1,619,336)                                                     13              13

Equity component of convertible debenture                                              26              26
Contributed surplus (note 5)                                                          810             256

Cumulative translation adjustment (note 10)                                        (1,380)         (1,352)

Deficit                                                                           (57,300)        (56,280)
---------------------------------------------------------------------------------------------------------
                                                                                      629           1,125
---------------------------------------------------------------------------------------------------------
                                                                                    7,855           7,356
---------------------------------------------------------------------------------------------------------


Subsequent event (note 11)
Going concern (note 1)

Approved by the Board of Directors

Director  Signed "Nigel Woodall"             Director  Signed "Philip Langridge"

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(in thousands of United States dollars, except where indicated)


                                                            Unaudited                Unaudited
                                                             March 31                 March 31
                                                                 2004                     2003
                                                                    $                        $
-----------------------------------------------------------------------------------------------
Sales                                                            2,934                  3,125

Cost of sales                                                    2,061                  2,251
-----------------------------------------------------------------------------------------------
Gross profit                                                       873                    874

Selling, general and administrative expenses                     1,332                  1,471
Amortization                                                        31                     78
-----------------------------------------------------------------------------------------------
(Loss) earnings before the following                              (490)                  (675)

Other income (expense) - net                                        (6)                    48
Interest on long-term debt                                          (1)                    (1)
-----------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                               (497)                  (628)

Provision for income taxes                                           -                      -
-----------------------------------------------------------------------------------------------
(Loss) earnings for the period                                    (497)                  (628)

Deficit - Beginning of period                                  (56,280)               (52,567)

Prior period adjustments (note 3)
Adoption of new accounting standards                              (523)                     -
-----------------------------------------------------------------------------------------------
Deficit - End of period                                        (57,300)               (53,195)
-----------------------------------------------------------------------------------------------
Basic and diluted (loss) earnings per share                      (0.07)                 (0.09)
-----------------------------------------------------------------------------------------------
Weighted average shares outstanding                          6,991,506              6,708,182
-----------------------------------------------------------------------------------------------

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT




CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(in thousands of United States dollars, except where indicated)


                                                                         Unaudited         Unaudited
                                                                          March 31          March 31
                                                                              2004              2003
                                                                                 $                 $
----------------------------------------------------------------------------------------------------
Cash flows from operating activities

(Loss) earnings for the period                                                (497)           (628)
Items not involving cash (note 6 (a))                                           66              78
----------------------------------------------------------------------------------------------------
                                                                              (431)           (550)
Changes in non-cash working capital balances related to
      operations (note 6 (b))                                                 (423)            107
----------------------------------------------------------------------------------------------------
                                                                              (854)           (443)
----------------------------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds on sale of investments                                                 85               -
Proceeds on sale of property, plant and equipment                                -               1
Purchase of property, plant and equipment                                      (35)              -
----------------------------------------------------------------------------------------------------
                                                                                50               1
----------------------------------------------------------------------------------------------------
Cash flows from financing activities
Increase in bank indebtedness                                                  199             404
Proceeds on short term debt                                                    643               -
Repayment of long-term debt                                                     (1)             (1)
Proceeds from issuance of capital stock and warrants                             -              66
----------------------------------------------------------------------------------------------------
                                                                               841             469
----------------------------------------------------------------------------------------------------
Effect of exchange rates on cash and cash equivalents                          (19)            (27)
----------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                           18               -

Cash and cash equivalents - Beginning of period                                127               -
----------------------------------------------------------------------------------------------------
Cash and cash equivalents - End of period                                      145               -
----------------------------------------------------------------------------------------------------


Supplementary cash flow information (note 6(c))

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)


1    Going concern

     The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

     The Company had a loss of $497,000 for the three months ended March 31, 2004, net current liabilities of $2,428,000 and an accumulated deficit of $57,300,000 at March 31, 2004. Operations for the three months ended March 31, 2004 have been funded primarily from the proceeds of the initial debt financing of $643,000 (refer to notes 4, 8 and 9), the sale of investments in the amount of $85,000, and increase in the company's line of credit in the amount of $199,000 and net changes in working capital balances.

     The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

     Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include listing for sale its office building located in Burlington, Washington and its land and water rights in Formosa, Ontario. Subsequent to March 31, 2004, the Company raised another CA$600,000 of debt financing (refer to note 9). Additionally, the Company intends to proceed with a public equity financing of up to CA$9 million. Management believes that it will be able to secure the necessary financing; however, there is no assurance that the Company will be successful in achieving these objectives. In addition, management is continuing to pursue distribution relationships in critical North American markets which it believes will improve the availability of its product in the marketplace. The Company's ability to continue operations is contingent on being able to obtain additional financing and to increase sales through effective distribution arrangements. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2    Basis of Presentation

     The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on a accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

     The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



3    Stock-based compensation

     Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

     The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.


4    Balance sheet components

     Bank indebtedness

     The Company's subsidiary, CC Beverage, has an operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending July 24, 2004 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $2,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at March 31, 2004 - $705,000). The weighted average interest rate for the three months ended March 31, 2004 was 8.125%. At March 31, 2004, $677,000 (December 31, 2003 -
     $478,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.


     Short term debt

     During the period ended March 31, 2004 the Company raised gross proceeds of CA$1,144,000 of which CA$394,000 was raised from certain directors and offers of the Company (related parties). These loans are payable on October 4, 2004 with compounded monthly interest of 1%. The additional cost of the financing included the issuance of 660,000 common shares and warrants to purchase up to 250,000 common shares at an exercise price of CA$0.34 for a term of 2 years (refer to note 5). The term may be extended for a further 6 months at the option of the Company. The debt is secured by a mortgage charge against certain of the Company's properties and by a general security agreement over assets. The discount on the face value of the short term debt ($29,000) will be accreted on a straight-line basis over the term of the debt.

                                                       March 31     December 31
                                                           2004            2003
                                                              $               $
    ---------------------------------------------------------------------------
    Quest Capital Corporation (CA$750,000)                   571             -
    Unamortized equity component (note 5)                    (29)            -
    ---------------------------------------------------------------------------
                                                             542             -

    Cleary Canadian management group (CA$394,000)            301             -
    ---------------------------------------------------------------------------
                                                             843             -
    ---------------------------------------------------------------------------

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



Property, plant and equipment

                                                                             March 31, 2004
-------------------------------------------------------------------------------------------
                                              Accumulated
                                   Cost      amortization       Writedown            Net
                                      $                 $               $              $
 Continuing operations
 Land and water sources           1,978                 -                -          1,978
 Buildings                        1,180               820                -            360
 Equipment                        1,042               780                -            262
 Leasehold improvements             141                35                -            106
-------------------------------------------------------------------------------------------
                                  4,341             1,635                -          2,706
-------------------------------------------------------------------------------------------
 Held for sale
 Land and water sources             382                 -                -            382
 Buildings                          709               109                -            600
-------------------------------------------------------------------------------------------
                                  1,091               109                -            982
-------------------------------------------------------------------------------------------
                                  5,432             1,744                -          3,688
-------------------------------------------------------------------------------------------



                                                                               December 31,
                                                                                       2003
-------------------------------------------------------------------------------------------
                                              Accumulated
                                   Cost      amortization       Writedown            Net
                                      $                 $               $              $
 Continuing operations
 Land and water sources           1,994                 -                -          1,994
 Buildings                        1,197               822                -            375
 Equipment                        4,105             3,588              272            245
 Leasehold improvements             143                31                -            112
---------------------------------------------------------------------------------------------
                                  7,439             4,441              272          2,726
---------------------------------------------------------------------------------------------
 Held for sale
 Land and water sources             387                 -                -            387
 Buildings                          709               109                -            600
---------------------------------------------------------------------------------------------
                                  1,096               975                -            987
---------------------------------------------------------------------------------------------
                                  8,535             4,549              272          3,713
---------------------------------------------------------------------------------------------

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



Long-term debt

                                                                                      March 31,          December 31,
                                                                                          2004                  2003
                                                                                             $                     $
----------------------------------------------------------------------------------------------------------------------
      Convertible promissory notes of CA$1,750,000, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in
           cash or shares at the option of the Company.                                 1,335                  1,354

      Convertible debenture of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holders at any time
           prior to repayment at CA$0.80 per share                                        443                    445

      Mortgage payable with land and buildings pledged as collateral, bearing interest at 4.8%, repayable at CA$1,192 per month, maturing in August
           2004                                                                           133                    134
----------------------------------------------------------------------------------------------------------------------
                                                                                        1,911                  1,933
         Less Current portion                                                             133                    134
----------------------------------------------------------------------------------------------------------------------
                                                                                        1,778                  1,799
----------------------------------------------------------------------------------------------------------------------


5    Capital Stock


                                                                      Issued      Outstanding          $
-----------------------------------------------------------------------------------------------------------
Capital Stock
           Common shares - December 31, 2003                       7,168,682        6,795,682      58,272
           Shares issued on March 4, 2004 (note 3)                   660,000          660,000          23
-----------------------------------------------------------------------------------------------------------
           Common shares - March 31, 2004                          7,828,682        7,455,682      58,295
-----------------------------------------------------------------------------------------------------------
           Warrants - December 31, 2003                            1,527,500        1,527,500         190
           Expired - exercise price CAD $0.80                       (125,000)        (125,000)        (31)
           Warrants issued on March 4, 2004 (note 3)                 250,000          250,000           6
-----------------------------------------------------------------------------------------------------------
           Warrants - March 31, 2004                               1,777,500        1,777,500         165
-----------------------------------------------------------------------------------------------------------
           Stock options - December 31, 2003                       1,619,336        1,619,336          13
           Expired - exercise price CAD$1.35                          (5,000)          (5,000)          -
           Expired - exercise price CAD$0.65                         (10,000)         (10,000)          -
-----------------------------------------------------------------------------------------------------------
           Stock options - March 31, 2004                          1,604,336        1,604,336          13
-----------------------------------------------------------------------------------------------------------
           Contributed surplus - December 31, 2003                                                    256
           Adoption of new accounting standards (note 3)                   -                -         523
           Warrants expired on February 28, 2004                                                       31
-----------------------------------------------------------------------------------------------------------
           Contributed surplus - March 31, 2004                                                       810
-----------------------------------------------------------------------------------------------------------

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



     On February 28, 2004, 125,000 warrants issued on February 28, 2003 with an exercise price of CAD $0.80 had expired.

     On March 4, 2004, the Company issued 660,000 common shares to Quest Capital as a loan bonus and has issued warrants to Dundee Securities to purchase up to 250,000 common shares at a price of CA$0.34 per share for two years (refer to note 4).

     The Company adopted the fair value method of accounting on January 1, 2004. The Company has recorded the fair value of the common shares and the warrants issued. The common shares were estimated to have a fair value of $23,000 and the warrants were estimated to have a fair value of $6,000 based upon the Black-Scholes model.

     The value of the warrants were determined using the Black-Scholes pricing model and the following weighted average assumptions:

     Weighted average grant date fair value                    CA$ 0.48
     Risk free interest rate                                      3.00%
     Expected life                                              2 years
     Expected volatility in the market price of the shares       120.5%
     Expected dividend yield                                          -


6    Supplementary cash flow information

                                                                                 March 31,       March 31,
                                                                                     2004            2003
                                                                                        $               $
-----------------------------------------------------------------------------------------------------------
a) Items not involving cash
      Amortization of property, plant and equipment                                    31              78
      Equity component of short term debt, for shares issued                           23               -
      Equity component of short term debt, for warrants
           issued                                                                       6               -
      Interest accretion on long-term debt                                              6               -
-----------------------------------------------------------------------------------------------------------
                                                                                       66              78
-----------------------------------------------------------------------------------------------------------
b)    Changes in non-cash working capital balances related to operations
      Accounts receivable                                                            (541)           (324)
      Inventories                                                                     (39)            161
      Prepaid expenses, deposits and other assets                                     (18)             38
      Accounts payable and accrued liabilities                                        342             232
      Customer deposits                                                              (167)              -
-----------------------------------------------------------------------------------------------------------
                                                                                     (423)            107
-----------------------------------------------------------------------------------------------------------
c) Non-cash investing and financing activities
      Prior period adjustment for stock options                                       523               -
      Related party liability reclassified to short term loan                        (200)              -
-----------------------------------------------------------------------------------------------------------
                                                                                      323               -
-----------------------------------------------------------------------------------------------------------


7    Segmented Information

     The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



     in the beverage industry and management uses geographic areas to monitor the business. The "other" segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

     The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to be each segment.

                                                                                   Unaudited
                                                                          March 31,         March 31,
                                                                               2004              2003
                                                                                  $                 $
      -------------------------------------------------------------------------------------------------
      Sales
      Canada
           Total sales                                                           527               398
           Less:  Sales to other segments                                          -                 -
      -------------------------------------------------------------------------------------------------
           Sales to external customers                                           527               398
      -------------------------------------------------------------------------------------------------
      United States
           Total sales                                                         2,729             3,007
           Less:  Sales to other segments                                       (341)             (313)
      -------------------------------------------------------------------------------------------------
           Sales to external customers - continuing
                operations                                                     2,388             2,694
      -------------------------------------------------------------------------------------------------
      Other
           Sales to external customers                                            19                33
      -------------------------------------------------------------------------------------------------
                                                                               2,934             3,125
      -------------------------------------------------------------------------------------------------
      Interest expense on operating line of credit and long
           term debt
      Canada                                                                      19                 1
      United States                                                               12                16
      Other                                                                        -                 -
      -------------------------------------------------------------------------------------------------
                                                                                  31                17
      -------------------------------------------------------------------------------------------------
      Amortization
      Canada                                                                      13                50
      United States                                                               18                28
      Other                                                                        -                 -
      -------------------------------------------------------------------------------------------------
                                                                                  31                78
      -------------------------------------------------------------------------------------------------
      (Loss) earnings for the period before income taxes
      Canada                                                                    (416)             (346)
      United States                                                              (81)             (281)
      Other                                                                        -                (1)
      -------------------------------------------------------------------------------------------------
                                                                                (497)             (628)
      -------------------------------------------------------------------------------------------------

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



                                                                          March 31,      December 31,
                                                                               2004              2003
                                                                                  $                 $
      -------------------------------------------------------------------------------------------------
      Assets
      Canada                                                                   3,873             3,607
      United States                                                            2,972             2,734
      Other                                                                       28                28
      -------------------------------------------------------------------------------------------------
                                                                               6,873             6,369
      -------------------------------------------------------------------------------------------------
      Assets held for Sale
      Canada                                                                     382               387
      United States                                                              600               600
      Other                                                                        -                 -
      -------------------------------------------------------------------------------------------------
                                                                                 982               987
      -------------------------------------------------------------------------------------------------
      Total Assets                                                             7,855             7,356
      -------------------------------------------------------------------------------------------------
      Property, plant and equipment additions
      Canada                                                                       -                 -
      United States                                                               35                 -
      Other                                                                        -                 -
      -------------------------------------------------------------------------------------------------
                                                                                  35                 -
      -------------------------------------------------------------------------------------------------


8    Related party transactions

     In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

     During the three months ended March 31, 2004, the Company paid $48,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company.

     As at March 31, 2004 included in short term debt is CA$500,000 owing to certain directors of the Company. This amount is comprised of CA$130,000 cash and a reclassified refundable deposit of CA$264,000 (US$200,000) and personal letters of credit in the amount of CA$106,000 (refer to note 4).


9    Consulting contracts

     The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $520,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause.

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2004
(in thousands of United States dollars, except where indicated)



     During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $24,000 of the deferred charge, recorded $127,000 as a current prepaid item, leaving a balance of $225,000 as long-term prepaid contracts.


10   Cumulative translation account

     Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company's Canadian operations, resulted in an unrealized translation loss of $28,000 for the period. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

11   Subsequent event

a) On April 13, 2004, Quest Capital advanced a further CA$600,000 for a term of 6 months maturing October 4, 2004 with compounded monthly interest of 1% and security interest over the Company's property located in Washington State (refer to note 3). The term may be extended for a further 6 months.

b) Additionally, the Company has agreed to the same terms and conditions in respect to a loan from certain officers and directors of the Company who have funded CA$500,000 in addition to the Quest loan to the Company but subordinated in priority and payment to the Quest Capital loan. The Company has agreed to issue to the management group 165,000 common shares as a bonus. If the term of the loan is extended for a further 6 months, an additional 165,000 common shares will be issued. This issuance of shares to the management group is subject to approval by the disinterested shareholders of the Company at the Company's next annual general meeting.

c) On April 15, 2004, in connection with a finder fee agreement with MNC Multinational Inc. (of which Gerald Abelson is a principal thereof), the Company issued a stock option to Gerald Abelson Holdings Inc. to purchase up to 100,000 common shares at an exercise price of CA$0.40 for a term of two years. The Company has recorded a compensation expense on April 15, 2004 in the amount of $23,300 in respect of the stock options granted.

     The value of these options were determined using the Black-Scholes pricing model and the following weighted average assumptions:

         Weighted average grant date fair value                   CA$ 0.48
         Risk free interest rate                                     3.00%
         Expected life                                             2 years
         Expected volatility in the market price of the shares      120.5%
         Expected dividend yield                                         -

                                           CLEARLY CANADIAN BEVERAGE CORPORATION
                                                              1ST QUARTER REPORT




                                CORPORATE PROFILE

                               Board of Directors
                                 Gerald M. Astor
                                 Glen D. Foreman
                              Neville W. Kirchmann
                               Philip J. Langridge
                                Nigel G. Woodall
                                Douglas L. Mason
                                 Bruce E. Morley
                                 Stuart R. Ross

                               Corporate Officers
                                Douglas L. Mason
                      Chief Executive Officer and President

                                 Stuart R. Ross
                             Chief Financial Officer

                                 Bruce E. Morley
                        Chief Legal Officer and Secretary

                                   Tom Koltai
                             Chief Operating Officer

                                   Kevin Doran
                   Senior Vice-President, Marketing and Sales

                              Corporate Head Office
                      Clearly Canadian Beverage Corporation
                    West Vancouver, British Columbia, Canada
                           1-800-663-5658 (in U.S.A.)
                           1-800-663-0227 (in Canada)
                                 www.clearly.ca
                             e-mail: info@clearly.ca

                                 U.S. Subsidiary
                         CC Beverage (U.S.) Corporation
                                  P.O. Box 326
                           Burlington, Washington, USA
                      1-800-735-7180 (in U.S.A. and Canada)

                                 Stock Exchanges
                  Toronto Stock Exchange (trading symbol: CLV)
                          OTCBB (trading symbol: CCBC)

                          Registrar and Transfer Agent
                         Pacific Corporate Trust Company
                       Vancouver, British Columbia, Canada
                                 1-877-288-6822

                             Shareholder Information
               Clive Shallow, Manager, Shareholder Communications
                           1-800-663-56548 (in U.S.A.)
                           1-800-663-0227 (in Canada)
                             e-mail: info@clearly.ca

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Douglas L. Mason, Chief Executive Officer of Clearly Canadian Beverage Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuers, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


Date:  May 18, 2004





Signed "Douglas L. Mason"
-----------------------------
Signature:  Douglas L. Mason
Title:  Chief Executive Officer

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS



I, Stuart R. Ross, Chief Financial Officer of Clearly Canadian Beverage Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuers, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


Date:  May 18, 2004



Signed "Stuart R. Ross"
-----------------------------
Signature:  Stuart R. Ross
Title:  Chief Financial Officer

May 17, 2004


To the following Securities Commissions:

BC Securities Commission
Ontario Securities Commission


To the following Stock Exchange(s):

Toronto Stock Exchange


Dear Sirs:

RE:  CLEARLY CANADIAN BEVERAGE CORPORATION
     MAILING ON MAY 17, 2004
     FINANCIAL STATEMENTS FOR THE PERIOD ENDING MARCH 31, 2004
---------------------------------------------------------------


We confirm that on the above date, the material issued by the subject Company was forwarded by prepaid first class mail to all of the individuals who appear on the supplemental list for the Company.

However, we have not mailed material to individuals who appear on the Fsupplemental list in cases where on three consecutive occasions, notices or other documents have been returned undeliverable by the Post Office.


Yours truly,

Clearly Canadian Beverage Corporation


Signed  "Bruce E. Morley"


Bruce E. Morley
Chief Legal Officer

BEM/vjs